Exhibit 99.1

No.SEC/A-SE/11-12/050

March 30, 2012

Corporate Relationship Department	National Stock Exchange of India Limited
The Bombay Stock Exchange Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai - 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 / 26598238	Fax Nos.: 022-26598120/ 26598237/ 22722037 / 22722039

Scrip Code : 500900	Scrip Code : STER-EQ

Dear Sir,

Sub : Scheme of Amalgamation of Sterlite Opportunities and Ventures Limited with Sterlite Industries (India) Limited and their respective Shareholders

This is with reference to our letter no.SEC/A-SE/11-12/036 dated October 24, 2011 and no. SEC/A-SE/11-12/040 dated November 1, 2011 in regard to the Scheme of Amalgamation of Sterlite Opportunities and Ventures Limited (SOVL) with Sterlite Industries (India) Limited (SIIL) and their respective Shareholders(“Scheme”) under Section 391 to 394 of the Companies Act, 1956.

We wish to inform you that at the final hearing held on March 29, 2012, the Hon’ble High Court of Madras has approved the Scheme of Amalgamation of Sterlite Opportunities and Ventures Limited (wholly owned subsidiary of the Company) with Sterlite Industries (India) Limited.

You are requested to kindly take the same on record.

Thanking you,

Yours Sincerely,

For Sterlite Industries (India) Limited

Rajiv Kumar Choubey

Company Secretary